Filed pursuant to Rule 433
Registration No. 333-117842

First Industrial Realty Trust, Inc.
6,000,000 Depositary Shares Each Representing 1/10,000 of a Share of
7.25% Series J Cumulative Redeemable Preferred Stock
Liquidation Preference Equivalent to $25.00 Per Depositary Share

Term sheet dated January 10, 2006

Issuer: First Industrial Realty Trust, Inc. (Ticker: FR)

Security: Depositary shares each representing 1/10,000 of a share of 7.25% Series J Cumulative Redeemable Preferred Stock liquidation preference equivalent to $25.00 per depositary share

Size: 6,000,000 depositary shares; $150,000,000

Over-allotment option: None

Ratings: Baa3/BBB-

Maturity: Perpetual

Call date: On or after January 15, 2011 (subject to the special optional redemption right described in the prospectus supplement)

Payment dates: Initially March 31, 2006 and quarterly thereafter

Type of security: SEC registered

Public offering price: $25.00 per depositary share, plus accrued dividends, if any, from date of original issuance

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by First Industrial: $145,075,000

Dividend Rate: 7.25% of the liquidation preference per annum; $1.8125 per annum per depositary share, cumulative from date of original issuance (subject to the step-up provision described in the prospectus supplement)

Expected listing: NYSE under symbol “FRPrJ”

Settlement date: January 13, 2006

Managers:   Wachovia Capital Markets, LLC
                       Merrill Lynch, Pierce, Fenner & Smith Incorporated
                       Credit Suisse First Boston LLC
                       J.P. Morgan Securities Inc.
                       BB&T Capital Markets, a division of Scott & Stringfellow Inc.
                       Raymond James & Associates, Inc.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Wachovia Capital Markets, LLC by calling toll-free 1-800-326-5897.